

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 4, 2011

Charles Y. Tanabe
Liberty Splitco, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

  **Re: Liberty Splitco, Inc.
    Amendment No. 1 to Registration Statement on Form S-4
    Filed January 28, 2011
    File No. 333-171201**

Dear Mr. Tanabe:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us what consideration you have given to unbundling certain charter provisions of Splitco that differ from the charter provisions of Liberty and presenting the provisions for a separate vote by shareholders. For example, we note that the Splitco charter will contain new provisions regarding consent rights of the Splitco CAPB and STZB shares and the renunciation of corporate opportunities provision, as well as revised provisions relating to supermajority voting. See the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)), available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Summary, page 4

2.   Please revise the organizational charts provided on pages 5-6 in response to comment
        one from our letter dated January 12, 2011 so that it is clear that the assets attributed
        to each tracking stock are not separate subsidiaries or groups, but are all part of
        Liberty Media or Splitco.

The Split-Off Proposals, page 7

Interests of Certain Persons, page 17

3.   Please briefly explain the effect of the elimination of the Malone call right in the
        summary.

Risk Factors, page 23

Risk Factors Relating to Splitco, page 26

Certain of Splitco's subsidiaries and business affiliates depend on their relationships with
third party distribution channels . . ., page 27

4.   Identify and explain the risks associated with the concentration of Starz
        Entertainment revenues from three major customers.

Splitco may compete with Liberty Media . . ., page 30

5.   Please expand your disclosure under this risk factor and under "Renunciation of
        Certain Corporate Opportunities" on page 17 to clearly explain that Splitco's charter
        provision regarding business opportunities (and the lack of a similar provision at
        Liberty Media) will most likely result in any potential overlapping business
        opportunities being provided to Liberty Media rather than Splitco.

The Split-Off Proposals, page 43

Background and Reasons for the Split-Off Proposals, page 43

6.   We note that one of the significant factors contributing to the Board's decision to
        effect the Split-Off is the expectation that it would reduce the complexity discount
        that currently burdens Liberty Media's tracking stocks. Please explain whether the
        Split-Off is expected to reduce the complexity discount for all three tracking groups.

7.   We note your response to comment 16 in our letter dated January 12, 2011. In
        particular, we note that you believe the Board's disclosed determination that the
        benefits of the Split-Off to the holders of its tracking stocks outweighed the
        anticipated risks to those holders includes an implicit determination that the benefits

to the Starz and Capital holders outweighed the risks to those holders. We disagree that this is implicit and refer to the risk factor on the bottom of page 32 and the top of page 33 ("fiduciary duties owed by such officers and directors are to the company as a whole, and decisions deemed to be in the interest of the company may not be in the best interest of a particular group when considered independently . . ."). Please disclose that the Board's determination included an implied determination that the benefits to Starz and Capital stockholders outweighed the risks to those holders and that the Board would not have approved the Split-Off if it did not believe this to be the case.

Conditions to the Split-Off, page 48

8.   Please clarify whether a judgment in the Delaware Action means a final resolution (i.e. all appeals are exhausted).

Malone Voting Agreement, page 49

9.   Please provide more information on the background of the voting agreement. Discuss the reasons why the Board sought a voting agreement from Mr. Malone and why the Board determined to include Series B consent rights and supermajority provisions in the Splitco charter in exchange for the voting agreement. Explain the process of negotiating these terms.

Management of Potential Conflicts of Interest, page 86

10.   We note your statement that the overlapping directors between Liberty Media and Splitco "have extensive experience in managing fiduciary duties held to three distinct stockholder bases in light of Liberty Media's historic tracking stock structure." Please revise this statement so that it is clear that the Liberty Media directors did not own separate fiduciaries duties to the separate tracking stock shareholder bases, but only to Liberty Media shareholders as a whole. Discuss and compare this to the fact that the overlapping directors will actually owe separate fiduciary duties to the Liberty Media shareholders and Splitco shareholders after the split-off. Revise your prospectus summary and risk factors to highlight this difference.

Material U.S. Federal Income Tax Consequences of the Split-Off, page 88

U.S. Federal Income Tax Consequences of the Split-Off, page 89

11.   Item 4(a)(6) of Form S-4 requires disclosure of the federal income tax consequences of the transaction and this disclosure must be supported prior to effectiveness by the opinion of counsel or an IRS ruling as an exhibit under Item 601(b)(8) of Regulation S-K. However, your disclosure in this section (which represents the opinion of counsel to the extent set forth in Exhibit 8.1) does not express a conclusion on whether the transaction will be tax-free under Sections 355 and 368(a)(1)(D) or

whether the Splitco common stock will constitute Section 306 stock. Instead, it explains that IRS Ruling and Closing Opinions are material conditions and then describes the consequences assuming the receipt of those items. Please revise your disclosure and re-file exhibit 8.1 so that your disclosure and opinion of counsel express a conclusion about the material tax consequences of the transaction.

12. We note that, subject to certain exceptions, Splitco will be responsible for taxes resulting from Splitco or Liberty Media common stock being treated as Section 306 stock. Please explain the tax consequences to Splitco or Liberty Media (as opposed to the holders of common stock of Splitco or Liberty Media) that would result from such treatment.

Annex B – Splitco and Liberty Media Corporation Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations, page B-3

Strategies and Challenges of Business Units, page B-7

13. We note that Starz Entertainment is working to finalize new long-term affiliation agreements with those affiliates whose agreements are expiring. Identify any material affiliation agreements that are expiring in the short-term.

Notes to Condensed Combined Financial Statements, September 30, 2010

Note 8 – Financial Instruments, page B-52

14. We have reviewed your response to prior comments 44 and 45 in our letter dated January 12, 2011 and your revised disclosures and have the following questions:

- It is not clear whether the counterparty to the share borrowing arrangement is the same as the counterparty to the equity collar arrangement. Please clarify.
- You have noted in your response that either party may terminate the agreement, but it is not clear when the share borrowing agreement actually settles (i.e. cash or shares are delivered to the counterparty to actually settle the share borrowing arrangement) or if these agreements go on in perpetuity. Please clarify.
- Please also tell us the rights the counterparty has to the shares that you have posted as collateral, including the right to either sell or pledge those shares.
- It is not clear in the revised disclosure that the mark to market on the borrowed shares and the shares posted as collateral offset each other and are in the same line item in the statement of operations. Please consider providing a footnote to the Realized and Unrealized Gains (Losses) table on page B-54 to state this fact.

Part II – Information Not Required In Prospectus

Exhibit Index

15.   We note that Comcast, DIRECTV and DISH Network each accounted for greater than 10%, and collectively accounted for 55%, of Starz Entertainment's revenues in the first nine months of 2010. Please provide a detailed analysis, including relevant quantitative information, explaining why you determined you were not required to file any of your affiliation agreements with these customers as exhibits under Item 601(b)(10) of Regulation S-K.

16.   Please also explain why you did not file the $750 million bank facility as an exhibit to the registration statement.

        You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

                                            Sincerely,

                                            /s/ Kathleen Krebs

                                    for   Larry Spirgel
                                            Assistant Director

cc: Renee L. Wilm
        Baker Botts L.L.P.
        Via facsimile: (212) 259-2503